
                                  SONFIELD  &  SONFIELD
                              A  PROFESSIONAL  CORPORATION



LEON SONFIELD (1865-1934). . . . . . .  ATTORNEYS AT LAW          NEW YORK
GEORGE M. SONFIELD (1899-1967) . . . .  LOS ANGELES
ROBERT L. SONFIELD (1893-1972) . . . .  770 SOUTH POST OAK LANE   WASHINGTON, D.C.
       ________________. . . . . . . .  HOUSTON, TEXAS 77056
FRANKLIN D. ROOSEVELT, JR. (1914-1988)  SONFIELD@IBM.NET

                                        TELECOPIER (713) 877-1547
ROBERT L. SONFIELD, JR.. . . . . . . .         _____
MANAGING DIRECTOR. . . . . . . . . . .  TELEPHONE (713) 877-8333





November  16,  1999


Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Judiciary  Plaza
450  5th  Street  N.W
Washington,  D.C.  20549

Re:     JAWS  Technologies,  Inc.
        Pre-effective  Amendment  No.  3  to  Form  SB-2
        File  No.  333-65583
        Filed  August  6,  1999

Ladies  and  Gentlemen:

     Please  withdraw  the  captioned  Registration  Statement.

Yours  very  truly,


/s/Robert  L.  Sonfield,  Jr.
-----------------------------
Robert  L.  Sonfield,  Jr.
Managing  Director

RLS/ldo

cc:     Mr.  Robert  Kubbernus,  President
        JAWS  Technologies,  Inc.